

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Ryan D. Faber
Chief Executive Officer
Bloom HoldCo LLC
1000 Brickell Avenue, Suite 715
Miami, FL 33131

> **Re: Bloom HoldCo LLC**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed October 5, 2023**
> **File No. 000-56556**

Dear Ryan D. Faber:

We have reviewed your amended filing and your October 4, 2023 response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2023 letter.

Amendment No. 4 to Registration Statement on Form 10-12G

General

1. We note your response to comment 1 and your related revisions on pages 1 and 29. Please address the following points in your next amendment and response letter, as applicable:
   - Expand your disclosure in the forepart of the filing to clarify the potential impact on token holders attendant to your ability to amend the uses of BLT tokens and the rights of BLT token holders at any time without the consent of BLT token holders, including without limitation, that such "potential changes can have an adverse impact on an investment in a BLT," as disclosed on page 29;
   - We note your disclosure that, "If we make any amendments to the Terms and Conditions, we will publish a notice, together with the updated Terms and conditions on our website and we will change the 'Last Updated' date at the top of the Terms

and Conditions." With a view towards revised disclosure, please advise whether any such notice will specifically identify any amendments to the Terms and Conditions (e.g., include a blackline copy showing changes to the Terms and Conditions, etc.); and

- Please also confirm that the company understands that any such changes could have implications under the federal securities laws and that the company intends to conduct any such changes consistent with the requirements of the federal securities laws, as previously requested.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-5

2. We acknowledge your response to comment 13 in your response letter dated August 15, 2023. Please note that we continue to evaluate your response.

Note 2. Basis of Presentation, Summary of Significant Accounting Policies, and Recent Accounting Pronouncements
Token Sale Liability, page F-13

3. The revised disclosures provided in response to comment 7 did not provide the information requested. Please revise to include the following previously requested information:
- Timeline for claims to be settled. Your Form 10 automatically became effective 60 days after your initial filing on June 5, 2023. Disclose, if true, that the deadline for BLT Claimants to file a claim will be no later than February 4, 2024, and the settlement of payments to BLT Claimants will be no later than May 4, 2024.
- Any continuing rights of BLT token holders and/or BLT Claimants after the claim deadline.

Note 7. Income Taxes, page F-19

4. We acknowledge your response to comment 9. Please respond to the following:
- Add disclosure to state, if true, that the amounts presented in the last table on page F-19 are in thousands.
- We note that you had a loss before taxes of $5.1 million for the nine months ended June 30, 2023 and no revenues. Further, if the gain on sale/exchange of digital assets of $16.4 million in 2021 and $5.0 million in 2022 are excluded, it appears that you would have had losses in those years and be in a three-year cumulative loss position as of December 31, 2023. Tell us whether you expect to incur a loss for fiscal 2023.
- As of September 30, 2022, you have digital assets of $0.611 million and cash of $10.2 million and your token sale liability is $32.3 million. Tell us how you considered your current financial position in your analysis of the need for a valuation allowance for deferred tax assets. Refer to ASC 740-10-30-17.
- While your response refers to both positive and negative factors considered, you did not provide how you weighted those factors. ASC 740-10-30-23 states that the

      weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. Therefore, your historical losses which are objectively verified carry more weight than your projections of future income, which are not typically objectively verifiable. Tell us how you considered the weighting in your analysis and the basis thereof.

- You told us that you had an expectation of future profitability based on the opportunities currently showing in your pipeline of customers. Tell us the extent to which this expectation includes existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax assets based on existing sales prices and cost structures. Refer to ASC 740-10-30-22.

- Provide us an analysis of your projected future tax or GAAP income and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets. As part of your analysis, identify the most significant inputs and assumptions, provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections, provide specific evidence which supports the inputs and assumptions, and provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

- The audit opinion includes a going concern uncertainty and management concluded that substantial doubt exists regarding your ability to continue as a going concern. That conclusion also constitutes significant negative evidence. Tell us how you considered this under ASC 740-10-30-17.

- As requested, enhance your disclosures to provide a more specific and comprehensive analysis of your assessment of the realizability of your deferred tax assets for the periods presented. Your analysis should include consideration of the items above and prior comment 9.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Crypto Assets

cc: Samuel P. Williams, Esq.